GROOMIT FOR PETS, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019

GROOMIT FOR PETS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2019

INDEX TO FINANCIAL STATEMENTS

MALHOTRA & PATEL, LLC
CPAs & CONSULTANTS
960 Holmdel Road, Suite 2-02
Holmdel, NJ 07733
Tel: (732) 817-1400   Fax: (732) 817-1401
E-mail: info@amcocpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
GROOMIT FOR PETS, LLC

We have reviewed the accompanying financial statements of Groomit For Pets, LLC (the "Company") which comprise of balance sheet as of December 31, 2019, and the related statement of operations and accumulated deficits and statement of cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The accompanying supplementary information included on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information for the year ended December 31, 2019 has been subjected to the review procedures applied in our reviews of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information, and do not express an opinion on such information

Adoption of New Accounting Pronouncements

As discussed in Note 1 to the financial statements, the Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC 606"), as of January 1, 2019, using the modified retrospective transition method. Our conclusion and opinion is not modified with respect to this matter.

Malhotra & Patel, LLC

Certified Public Accountants

Holmdel, New Jersey
July 28, 2020.

GROOMIT FOR PETS, LLC
BALANCE SHEET
DECEMBER 31, 2019

<u>ASSETS</u>

Current Assets

Cash and cash equivalents	$ 49,345	
Accounts receivables	1,071	
Other current assets	2,200	
Total Current Assets		52,616

Other Assets

Software development costs, net	59,042	
Organization expenses, net	1,188	
Total Investments & Other Assets		60,230
TOTAL ASSETS		112,846

<u>LIABILITIES AND MEMBERS' EQUITY</u>

Current Liabilities

Accounts payable	34,504	
Payroll taxes payable	16,175	
Sales tax payable	18,292	
Customer advances	2,100	
Promissory note payables	839,904	
Convertible Notes payable	800,000	
Due to member	192,328	
Total Current Liabilities		1,903,303

Members' Equity

Members' capital	239,800	
Members' deficit	(2,030,257)	
Total Members' Equity		(1,790,457)
Total Liabilities and Members' Equity		$ 112,846

GROOMIT FOR PETS, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue, net of promotions and discounts		$ 596,470
Cost of Revenue		
Groomers' services cost	459,944	
Grooming and pet supplies	23,345	
Total Cost of Revenues		483,289
Excess of Revenue over Cost		113,181
Total Operating Expenses		868,296
Loss from Operations		(755,115)
Other Expenses		
Interest expense	(155,208)	
Depreciation and amortization	(22,749)	
Total Other Expenses		(177,957)
Net Loss		(933,072)
Members' Deficit - January 1, 2019		(1,097,185)
Members' Deficit - December 31, 2019		$ (2,030,257)

GROOMIT FOR PETS, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities

Net loss		$ (933,072)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Depreciation and amortization	22,749	
Changes in current assets and liabilities:		
Accounts receivable	(691)	
Inventory	3,100	
Employee advances	1,000	
Accounts payable and accrued expenses	26,289	
Payroll taxes payable	9,762	
Sales tax payable	12,264	
Customer advances	250	
		74,723
Net Cash Used In Operating Activities		(858,349)
Net Cash Provided by Financing Activities		
Notes payable	243,483	
Convertible notes payable	587,000	
Due to members, net	76,200	
Net Cash Provided by Financing Activities		906,683
Net Increase in Cash		48,334
Cash - Beginning of the Year		1,011
Cash - End of the Year		$ 49,345

Supplemental Disclosure of Cash Flow Information:

Interest paid		$ 155,208

GROOMIT FOR PETS, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2019

	Total	Fisk Global Goals LLC	Zena Citadel LLC	Lars Rissmann
Members' deficit - January 1, 2019	$ (1,097,185)	$ (491,839)	$ (605,346)	$ -
Members' contribution	239,800	119,900	119,900	-
Net loss	(933,072)	(466,536)	(466,536)	-
Members' deficit -December 31, 2019	$ (1,790,457)	$ (838,475)	$ (951,982)	$ -

GROOMIT FOR PETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies of Groomit For Pets, LLC (the "Company") consistently applied is presented to assist in understanding the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America.

1. Nature of Business

The Company was incorporated in the State of New York on January 28, 2016 and is in the business of in-home pet grooming through their mobile platform which connects pet owners and groomers. By connecting owners and groomers directly, the Company offers top quality services which are all conveniently performed in the comfort of pet owners' homes.

2. Concentration of Credit Risk

The Company maintains its cash balances at a financial institution, which, at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

3. Revenue Recognition

The Company adopted Revenue from contracts with customers (Topic 606) on January 1, 2019. Revenue from grooming services is measured based on the consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by delivering service to a customer. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. The Company's revenue is reported as the determinable transaction price, net of sales incentives and allowances, and any sales tax collected from a customer.

The majority of the Company's revenue originates from contracts with customers with a single performance obligation to provide pet grooming services to the customer. The Company's standard payments are processed through online card payment system at the time services are rendered.

The Company records a contract asset when it has a right to payment from a customer that is conditional on events other than the passage of time. The Company also records a contract liability when a customer prepays but the Company has not yet fulfilled its performance obligation. As at December 31, 2019, the Company recorded $2,100 in customer advances where services were performed in subsequent months.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4. Web development costs

In accordance with FASB ASC 350, Website Development Costs, website development is segregated into three stages or activities. During the initial, or planning stage, all related costs are expensed as incurred. The second phase is the development of the site, which include costs incurred for web application and infrastructure, as well as graphics development. Costs incurred during the second phase are capitalized and then amortized when the website is ready for its intended use. Stage three consists of costs incurred for post-implementation work, such as security, training and administration. Such costs incurred during this phase are expensed as incurred. Expenditures for additional upgrades and features once the website is launched are capitalized if the upgrades and enhancements furnish additional functionality; otherwise, such costs are expensed as incurred.

Website development costs which have been capitalized are being amortized, using the straight-line method, over an estimated useful life of five years.

5. Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members who are responsible for any taxes thereon.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information, including the technical merits of those positions, available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require any adjustments to the financial statements.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

7. Advertising costs

Advertising costs are expensed as incurred and aggregated $264,989 for the year ended December 31, 2019.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

9. Recently Issued Accounting Pronouncements Not Yet Implemented

In February 2016, FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right-of-use asset and a lease liability, and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2020, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures, but has not yet determined the timing of adoption.

10. Recently Implemented Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Topic 606, with several clarifying updates issued subsequently. In conjunction with Topic 606, a new subtopic, ASC 340-40, Other Assets and Deferred Costs - Contracts with Customers, was also issued. The updated standard replaces most existing revenue recognition and certain cost guidance under GAAP. Collectively, we refer to Topic 606 and Subtopic 340-40 as "ASC 606." ASC 606 amends existing accounting standards for revenue recognition and establishes principles for recognizing revenue upon the transfer of promised goods or services to customers based on the expected consideration to be received in exchange for those goods and services. The Company adopted ASC 606 effective January 1, 2019 using the modified retrospective transition method. The adoption of ASU 2014-09 did not have an impact on the Company's financial statements but required enhanced footnote disclosures.

NOTE 2. PROMISSORY NOTES PAYABLE

(a) On July 19, 2017, the Company borrowed $100,000 an unsecured loan from an individual payable on demand. The loan carries an interest rate of 12%, with interest-only payments payable monthly in the amount of $1,000. Interest amounted to $12,000 for the year ended December 31, 2019 and the principal balance due on this note at December 31, 2019 was $100,000.

(b) On April 20, 2018 and again on July 27, 2018, the Company borrowed $250,000 each for a total of $500,000 from a financial institution against part of its future revenues. The loan is payable in a ninety-six weekly installments of $6,458.34 including interest. The note is guaranteed by the Company, its members, and its affiliates. Interest on this note amounted to $87,520 for the year ended December 31, 2019. The principal balance due on this note at December 31, 2019 was $116,741.

(c) On November 27, 2019, the Company borrowed $200,000 from a financial institution on an unsecured note payable. The note is payable in forty weekly installments of $6,250 including interest. The note is guaranteed by an affiliate of the Company. Interest on this note amounted to $6,775 for the year ended December 31, 2019. The principal balance due on this note at December 31, 2019 was $175,000.

GROOMIT FOR PETS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 2. PROMISSORY NOTES PAYABLE (continued)

(d) On December 23, 2019, the Company borrowed $125,000 from a financial institution against part of its future revenues. The loan is payable in one hundred and forty working days with payments of $1,169.64 including interest. The note is guaranteed by the Company, its members, and its affiliates. Interest on this note amounted to $1,384 for the year ended December 31, 2019. The principal balance due on this note at December 31, 2019 was $121,366.

(e) On August 26, 2019, the Company borrowed $85,000 from a financial institution on an unsecured note payable. The loan is payable in twenty-six weekly payments of $3,830.95 including interest. The note is guaranteed by the Company, its members, and its affiliates. Interest on this note amounted to $10,126 for the year ended December 31, 2019. The principal balance due on this note at December 31, 2019 was $26,154.

(f) On September 17, 2019, the Company borrowed $150,000 from a financial institution against part of its future revenues. The loan is payable in fifty-two weekly installments of $3,462 including interest. The note is guaranteed by the Company and its affiliates. Interest on this note amounted to $11,704 for the year ended December 31, 2019. The principal balance due on this note at December 31, 2019 was $110,186.

(g) On October 21, 2019, the Company borrowed $250,000 from a financial institution against part of its future revenues. The loan is payable in forty-two weekly installments of $7,740 including interest. The note is guaranteed by members of the Company and its affiliates. Interest on this note amounted to $22,857 for the year ended December 31, 2019. The principal balance due on this note at December 31, 2019 was $190,457.

Total amount payable on all notes listed above from (a) to (g) as at December 31, 2019 was $839,904 and are current and due within one year from December 31, 2019. Total interest paid on all notes during the year ended December 31, 2019 was $154,696.

NOTE 3. CONVERTIBLE PROMISSORY NOTE PAYABLE

On December 31, 2019, the company converted $800,000 in loans received during the year from friends and family of a Member of the company into a Convertible Promissory Note. As per the agreement, the note carries an interest rate of 3% per annum starting January 1, 2020 and is due January 1, 2021 including interest.

If the company consummates a change of control during the year, the total outstanding balance including accrued interest to date converts into shares of the Company's common stock at a conversion price equal to the quotient resulting from dividing $5,333,333 by the total number of outstanding shares of company's common stock after the capital raise plus conversion of all convertible securities and exercise of options and warrants but excluding shares issued on conversion of note or other convertible securities on capital raise.

NOTE 3. CONVERTIBLE PROMISSORY NOTE PAYABLE (continued)

In the event that the company issues and sells its shares to new investors in excess of $1,000,000, ("Qualified Financing") then the outstanding principal amount of this Note including accrued interest shall automatically convert in equity securities to the lesser of (i) the cash price paid per share by new investors and (ii) quotient resulting from dividing $5,333,333 by the number of outstanding shares of common stock immediately prior to the Qualified Financing.

The note grants additional rights to the noteholders to invest an additional $700,000 into the company prior to December 31, 2020 and convert the total $1,500,000 loan into equity at a valuation of $6,000,000.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company receives advances from its member and its affiliates as short term loans. These advances are unsecured, non-interest bearing and due on demand. The balance outstanding on these advances from related parties as of December 31, 2019 was $192,328.

The company also rents an office from an affiliate on a month-to-month lease for a monthly rent of $875. The rent expense on this lease was $10,500 for the year ended December 31, 2019.

NOTE 5. SUBSEQUENT EVENTS

In March 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." Disruptions to business operations could occur as a result from quarantines of employees, customers, and suppliers in areas affected by the outbreak, and closures of third-party vendor's manufacturing facilities and logistics supply chains. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

GROOMIT FOR PETS, LLC
SCHEDULES OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2019

Indirect salaries	$	39,917
Advertising		264,989
Automobile expenses		3,935
Bank service charges		17,162
Consulting expense		180,906
Customer services costs		63,143
Dues and subcriptions		159
Health insurance		19,548
Insurance expense		13,344
Meals and entertainment		19,584
Office expenses		9,087
Professional fees		7,830
Payroll processing services		8,203
Printing supplies		2,795
Rent		10,500
Software development and maintenance		159,938
Travel and lodging		47,256
Total Operating Expenses	$	868,296